UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d
-16 UNDER THE SECURITIES ACT OF 1934
For the month of January, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton	Tara Humphreys
Investor Relations	U.S. Communications	Europe Communications
(781) 902-8033	(781) 902-8139	(353) 1-637-2146
ir@iona.com	robert.morton@iona.com	tara.humphreys@iona.com
IONA REPORTS PROFITABLE 2005 FOURTH QUARTER
Artix Grows to 20% of Fourth Quarter Revenue
DUBLIN, Ireland & WALTHAM, Mass. – January 26, 2006 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced fourth quarter revenue of $19.1 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported net income of $0.03 per share for the quarter. For the full-year 2005 total revenue was $66.8 million and the company reported a net loss of $0.02 per share. Included in the fourth quarter and full-year results is a $1.1 million first time non-cash expense for accrued vacation.
“I am pleased with the progress we are making in all areas of our business. With full-year product growth of 9% and 120% year-over-year Artix growth combined with an expanding partner ecosystem, we exited 2005 with momentum and well positioned for profitable growth in 2006,” said Peter Zotto, CEO, IONA Technologies.
“IONA’s heritage in distributed computing, expanding presence in the SOA software infrastructure market and leadership position in the ObjectWeb and Eclipse Open Source communities has extended IONA’s role as a strategic partner to its global 2000 customers. Customers who have deployed our enterprise Artix solution are generating better returns on their IT assets, reducing annual operating costs and streamlining their IT environments. We enter 2006 recognizing the challenges associated with the emerging SOA market, yet confident in and committed to our strategy.”
Q4 2005 Highlights
•	Full-year product growth 9%

•	Full-year Artix growth of 120%

•	Fourth quarter year over year Artix revenue growth of 98%

•	Fourth quarter GAAP operating margin of 5%; 11% excluding the first time vacation accrual

•	Quarter ending $52 million balance in cash and marketable securities; deferred revenue of $23 million, up 54% sequentially

•	Entered into a strategic relationship with NS Solutions, Japan’s leading systems integrator, to jointly deliver SOA-based solutions (please see press release dated November 9, 2005)

•	Joined with industry leaders BEA, IBM, Oracle, SAP, Siebel, and Sybase to introduce new Service Component Architecture (SCA) standard to ease the development and deployment of SOA (please see press release dated November 30, 2005)

•	Delivered, on time, the second and third key milestones that added critical functionality to the Celtix Open Source ESB project (please see press releases dated November 3, 2005 and December 22, 2005)

•	Solidified our customers’ long-term commitment to CORBA via a successful world-wide CORBA Customer Council (please see release dated October 6, 2005)
Looking Forward
IONA expects total revenues for the first quarter of 2006 to be in the range of $15 — $16 million. The company expects total expenses for the first quarter 2006, including cost of revenue, operating expenses, and the cost of stock-based compensation to be in the range of $17.7 — $18.2 million. SFAS 123R stock-based compensation expense in the first quarter is expected to be in the range of $1.4 million to $1.6 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s third quarter results. Investors and other interested parties may dial into the call using the toll free number (800) 619-7628 or (210) 234-0007 internationally. The conference call will also be available via Webcast at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 284-7031 or (203) 369-3222 internationally until February 24, 2006.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA’s sponsorship of the ObjectWeb Celtix open source ESB is a natural extension of the company’s history of solving integration problems by leveraging open standards and distributed architectures.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning expected results of operations, expectations regarding future transactions, plans and objectives of management, expectations regarding future financial performance, market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including timing and seasonal patterns of product sales; growth in market demand for Web services and integration; IONA’s sales model; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; IONA’s cost reduction efforts and cash balance; the integration of any future acquisitions; undetected errors in software; our continued ability to collect receivables; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so. In this press release we will also disclose various non-GAAP financial measures as defined by SEC Regulation G, including earnings per share excluding a first time non-cash vacation accrual. The most directly comparable GAAP financial measures and a reconciliation of the differences between the GAAP financial measures and the non-GAAP financial measures can be found at the end of this press release.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$10,881	$10,426	$33,630	$30,735
Service revenue	8,212	9,078	33,176	37,284

Total revenue	19,093	19,504	66,806	68,019

Cost of revenue:
Cost of product revenue	369	2	497	231
Cost of service revenue	3,017	2,780	11,684	11,790

Total cost of revenue	3,386	2,782	12,181	12,021

Gross profit	15,707	16,722	54,625	55,998

Operating expense:
Research and development	4,023	4,325	15,848	17,204
Sales and marketing	8,342	8,739	30,672	29,526
General and administrative	2,407	2,135	8,908	8,545
Amortization of other non-current assets	13	146	233	578
Adjustment of acquisition liabilities	0	(600)	0	(600)
Restructuring	(92)	0	(189)	0

Total operating expenses	14,693	14,745	55,472	55,253

Income (loss) from operations	1,014	1,977	(847)	745

Interest income, net	260	96	825	286
Net exchange gain (loss)	58	(257)	99	(273)

Income (loss) before provision for income taxes	1,332	1,816	77	758
Provision for income taxes	372	166	920	566

Net income (loss)	$960	$1,650	($843)	$192

Net income (loss) per ordinary share and per ADS
Basic	$0.03	$0.05	($0.02)	$0.01
Diluted	$0.03	$0.05	($0.02)	$0.01
Non-GAAP basic	$0.06	$0.03	$0.01	$0.01
Non-GAAP diluted	$0.06	$0.03	$0.01	$0.01

Shares used in computing net income (loss)
per ordinary share and per ADS (in thousands)
Basic	35,334	34,763	35,139	34,570
Diluted	35,814	36,431	35,139	36,333
Non-GAAP basic	35,334	34,763	35,139	34,570
Non-GAAP diluted	35,814	36,431	36,000	36,333

IONA Technologies PLC
Unaudited Non-GAAP Statements of Operations
Impact of Non-GAAP Adjustments on Non-GAAP Net Income (Loss)
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	December 31, 2005			December 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	GAAP	Adjusts (1)	Non-GAAP	GAAP	Adjusts (2)	Non-GAAP

Revenue	$19,093	$0	$19,093	$19,504	$0	$19,504

Cost of revenue	3,386	(226)	3,160	2,782	0	2,782

Gross profit	15,707	226	15,933	16,722	0	16,722

Research and development	4,023	(267)	3,756	4,325	0	4,325
Sales and marketing	8,342	(427)	7,915	8,739	0	8,739
General and administrative	2,407	(184)	2,223	2,135	0	2,135
Amortization of other non-current assets	13	(13)	0	146	(146)	0
Adjustment of acquisition liabilities	0	0	0	(600)	600	0
Restructuring	(92)	92	0	0	0	0

Total operating expenses	14,693	(799)	13,894	14,745	454	15,199

Income from operations	1,014	1,025	2,039	1,977	(454)	1,523

Income before provision for income taxes	1,332	1,025	2,357	1,816	(454)	1,362

Provision for income taxes	372	0	372	166	0	166

Net income	$960	$1,025	$1,985	$1,650	($454)	$1,196

Net income per ordinary share and per ADS
Basic	$0.03	$0.03	$0.06	$0.05	($0.02)	$0.03
Diluted	$0.03	$0.03	$0.06	$0.05	($0.02)	$0.03

Shares used in computing net income per ordinary share and per ADS (in thousands)
Basic	35,334		35,334	34,763		34,763
Diluted	35,814		35,814	36,431		36,431

	Twelve Months Ended			Twelve Months Ended
	December 31, 2005			December 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	GAAP	Adjusts (1)	Non-GAAP	GAAP	Adjusts (2)	Non-GAAP

Revenue	$66,806	$0	$66,806	$68,019	$0	$68,019

Cost of revenue	12,181	(226)	11,955	12,021	0	12,021

Gross profit	54,625	226	54,851	55,998	0	55,998

Research and development	15,848	(267)	15,581	17,204	(39)	17,165
Sales and marketing	30,672	(427)	30,245	29,526	0	29,526
General and administrative	8,908	(184)	8,724	8,545	0	8,545
Amortization of other non-current assets	233	(233)	0	578	(578)	0
Adjustment of acquisition liabilities	0	0	0	(600)	600	0
Restructuring	(189)	189	0	0	0	0

Total operating expenses	55,472	(922)	54,550	55,253	(17)	55,236

Income (loss) from operations	(847)	1,148	301	745	17	762

Income (loss) before provision for income taxes	77	1,148	1,225	758	17	775

Provision for income taxes	920	0	920	566	0	566

Net income (loss)	($843)	$1,148	$305	$192	$17	$209

Net income (loss) per ordinary share and per ADS
Basic	($0.02)	$0.03	$0.01	$0.01	$0.00	$0.01
Diluted	($0.02)	$0.03	$0.01	$0.01	$0.00	$0.01

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	35,139		35,139	34,570		34,570
Diluted	35,139		36,000	36,333		36,333
(1) Adjusted to exclude: vacation accrual of $1,104,000 for the three and twelve months ended December 31, 2005, Amortization of other non-current assets of $13,000 for the three months ended December 31, 2005 and $233,000 for the twelve months ended December 31, 2005 and restructuring of ($92,000) for the three months ended December 31, 2005 and ($189,000) for the twelve months ended December 31, 2005.
(2) Adjusted to exclude: stock-based compensation of $39,000 for the twelve months ended December 31, 2004, amortization of other non-current assets of $146,000 for the three months ended December 31, 2004 and $578,000 for the twelve months ended December 31, 2004 and adjustment of acquisition liabilities of ($600,000) for the three and twelve months ended December 31, 2004.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	December 31,	December 31,
	2005	2004
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$27,936	$33,250
Restricted cash	495	3,495
Marketable securities	23,685	23,170
Accounts receivable, net of allowance for doubtful accounts of $740 at December 31, 2005 and $1,073 at December 31, 2004	17,949	12,912
Prepaid expenses	2,033	1,603
Other assets	921	1,104

Total current assets	73,019	75,534

Property and equipment, net	3,893	4,851
Other non-current assets, net	191	441

Total assets	$77,103	$80,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,406	$2,602
Accrued payroll and related expenses	5,385	5,534
Other accrued liabilities	10,226	14,134
Deferred revenue	22,708	21,179

Total current liabilities	40,725	43,449

Other non-current liabilities	1,137	2,415

Shareholders’ equity:
Ordinary shares, €0.0025 par value, 150,000,000 shares authorized; 35,360,538 and 34,803,601 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	98	96
Additional paid-in capital	495,957	494,837
Accumulated deficit	(460,814)	(459,971)

Total shareholders’ equity	35,241	34,962

Total liabilities and shareholders’ equity	$77,103	$80,826

###

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: January 26, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer